

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2014

US REGISTERED MAIL
RETURN RECEIPT REQUESTED

Noor Azlan Khamis
Chief Executive Officer, President,
  and Executive Director
Clixter Mobile Group Inc.
(f/k/a China Media Group Corp.)
No. 3, Jalan Sir Haratamas 7
Taman Sir Hartamas
50480 Kuala Lumpur, Malaysia

> **Re: Clixter Mobile Group Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed July 16, 2014**
> **Form 8-K**
> **Filed November 4, 2013**
> **File No. 000-50431**

Dear Noor Azlan Khamis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Note 1. Organization, page F-7
Note 3, Summary of Significant Accounting Policies, Principles of Consolidation, page F-8
Note 15. Subsequent Events, page F-17

1.   Explain to us, in detail, how you are accounting for the merger with Clixter Mobile and your consideration of the applicability ASC 805-40. Please reference in your response the accounting literature that supports your accounting.

2.   Please amend your Form 8-K filed February 6, 2014 to provide the audited historical financial statements of Clixster Mobile and pro forma financial information to give effect to the merger of Clixster Mobile and China Media Group Corp., pursuant to Rule 3-05 and Article 11 of Regulation S-X.

Item 9A. Controls and Procedures

Internal Control over Financial Reporting, page 28

3.   We note that you identified inadequate staffing within the accounting operations of your company as material weakness, but do not address your inability to timely file required reports with the Commission. In future filings, please revise Management's Report on Internal Control over Financial Reporting to more completely address the material weaknesses identified per Item 308 of S-X.

Form 8-K filed Nov. 4, 2013

4.   Please comply with the comment letters issued November 8, 2013 and March 21, 2014 regarding required disclosure for change in auditors.

Delinquent Form 10-Q's for the Fiscal Quarters Ended March 31 and June 30, 2014

5.   Please file your delinquent Form 10-Q's for the quarters ended March 31, June 30, and September 30, 2014 to comply with Section 13(a) of the Securities Exchange Act of 1934.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Attorney-Advisor, at (202) 551-3310, Celeste Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director